

August 6, 2010

Mr. Ralph G. Gronefeld, Jr.
President and Chief Executive Officer
Res-Care, Inc.
9901 Linn Station Road
Louisville, Kentucky 40223

> **Re:** **Res-Care, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 9, 2010**
> **File No. 000-20372**
>
> **Form 10-Q for period ended June 30, 2010**
> **Filed August 6, 2010**
> **File No. 000-20372**

Dear Mr. Gronefeld:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Other Indefinite-Lived Intangible Assets, page 35

1. We refer to your critical accounting policy for goodwill. You disclose that the fair value of your Community Services reporting unit exceeded its carrying value by a six percent margin, and that goodwill assigned to this reporting unit was $385 million at December 31, 2009. In

light of the significance of this goodwill balance please disclose the following information in future filings:

- o Describe how you determined the appropriate weighting of the market multiples and discounted cash flow methodologies used to establish fair value;
- o An expanded description of the key assumptions used and how the key assumptions were determined; and
- o A discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

In your response, please provide us with your proposed disclosures.

Note 7. Preferred Stock Issuance, page F-22

2. Please tell us and revise to disclose the significant rights and privileges of your preferred stock, including participation rights, as required by ASC 505-10-50-3.

3. We note that the preferred shareholders have the right to put the shares to ResCare if you close a sale of substantially all of your assets or equity by merger, consolidation or otherwise. Please tell us how you determined that permanent equity classification is appropriate for your preferred stock. In your response, please tell us how you considered ASC 480-10-S99.

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Certain Relationships and Related Transactions, page 12

4. We note you lease certain of your facilities under an operating lease with Ventas, Inc., a publicly traded real estate investment trust for which Mr. Ronald G. Geary, Chairman of the Board of Res-Care, Inc., is a director. In future filings, please file the lease agreement with Ventas, Inc. as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

5. In future filings, please provide the required disclosure pursuant to Item 404(b) of Regulation S-K regarding the review, approval or ratification of transactions with related persons.

Compensation Discussion and Analysis, page 14

6. We note that you have not provided any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

7. We note you awarded 100,000 shares of restricted stock to Mr. Gronefeld at the outset of his 2006 employment agreement. Further, we note the shares vest in their entirety only if a specific net income target for "any calendar year" is achieved. In future filings, please

disclose the net income target associated with this award for the recent fiscal year ended. In addition, disclose how the Compensation Committee sets this second net income target and why this second net income target is "substantially greater" than other net income targets set by the Compensation Committee. If net income is adjusted so that it a non-GAAP measure, specifically disclose the items for which it is adjusted to arrive at the net income target.

Non-Equity Incentive Compensation, page 19

8. We note that annual cash bonuses and restricted stock awards granted to named executive officers are tied to the achievement of specified pre-established individual and company performance objectives. In future filings, please disclose for each named executive officer, the target payouts, the performance targets and threshold and maximum levels for each performance goal.

9. We note that net income targets relating to cash incentive compensation and restricted stock awards may be adjusted. If net income targets are not calculated in accordance with GAAP, identify each net income performance measure that is a non-GAAP measure and specifically disclose the items for which each net income measure is adjusted to arrive at the specific net income target.

Grants of Plan-Based Awards Table, page 23

10. Notwithstanding the fact that you did not pay performance-based bonuses for 2009, in future filings, please provide information regarding your non-equity and equity incentive plan awards in the Grants of Plan-Based Awards table.

Form 10-Q for Period Ended June 30, 2010

11. It appears that your market capitalization is significantly below the book value of your equity and has been for consecutive quarters. Please advise us whether you have performed an interim impairment test. If not, please explain how you analyzed the difference to conclude that an impairment test is not necessary. Please explain any qualitative and quantitative factors you considered (e.g. reconciliation). If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

Ralph G. Gronefeld, Jr.
Res-Care, Inc.
August 6, 2010
Page 4

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director